FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Regulations of the General Shareholders' Meeting of Telefonica, S.A.	21

Telefonica S.A. hereby reports that, in compliance with the provisions of Spanish Act 26/2003 of July 17th , 2003 which amended the Stock Market Act (Ley del Mercado de Valores) and the Consolidated Text of the Spanish Corporations Act (Texto Refundido de la Ley de Sociedades Anonimas), the Board of Directors of "Telefonica, S.A." at its meeting of March 31st , 2004 has unanimously resolved to approve the proposed Regulations of the General Shareholders' Meeting of Telefonica, S.A., which will be submitted for approval by the Company's shareholders in the Annual General Meeting scheduled for April 29th and 30th of this year, at first and second call, respectively, as will be announced in the official notice of Meeting. The proposed General Meeting Regulations will be made available to all of the shareholders, both in hard copy and soft copy through the Company's web page.

Attached hereto is a full copy of the proposed Regulations of the General Shareholders' Meeting of "Telefonica, S.A." approved by the Board of Directors and that will be submitted to the shareholders for their approval at the General Meeting referred to above.

Madrid, April 1st, 2004

PROPOSED REGULATIONS OF THE GENERAL SHAREHOLDERS' MEETING OF "TELEFONICA, S.A."

31st March 2004

PREAMBLE

These Regulations of the General Shareholders' Meeting of "Telefonica, S.A." aim, within the framework of the laws in force, to reinforce its transparency as a listed stock company, as well as to gather and organise the different aspects of calling, organisation and development of the General Shareholders' Meeting in a single text, to provide the shareholder a framework to guarantee and facilitate exercise of their rights in relation to the governing body of the Company, with particular attention to the shareholders' right to information and to participate in the deliberations and voting, ensuring the maximum diffusion of the calling and proposals of resolutions that are submitted to the General Shareholders' Meeting, all in order to ensure maximum transparency and efficiency in forming the will and decision making by the Meeting.

Thus, "Telefonica, S.A." has implemented an essential component to the modern structure of corporate governance of major listed companies, notwithstanding the adaptations or reforms of those Regulations when eventual changes to the by-laws require this, or experience of their application makes it advisable, and in any case the ultimate decision on any amendment to the Regulations lies with the actual General Shareholders' Meeting.

I N D E X

TITLE I. INTRODUCTION

  Article 1. Object and purpose

  Article 2. Currency, interpretation and modification

  Article 3. Publication and registration

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

  Article 4. Nature of the General Meeting

  Article 5. Competence of the General Meeting

  Article 6. Types of General Meetings

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

  Article 7. Power and obligation to call

  Article 8. Publication and announcement of the calling

  Article 9. Information available for shareholders from publication of announcement of the calling

  Article 10. Right to information

  Article 11. Suggestions made by the shareholders

TITLE IV. ORGANISATION AND CONSTITUTION OF THE GENERAL MEETING

  Article 12. Right to attend

  Article 13. Delegation and representation

  Article 14. Organisation of the General Meeting

  Article 15. Drawing up the Roll of Attendance

  Article 16. Constitution of the General Meeting

  Article 17. Board presiding the General Meeting. Chairman and Secretary of the General Meeting

TITLE V. PROCEEDINGS OF THE GENERAL MEETING

  Article 18. Commencement of the meeting

  Article 19. Interventions

  Article 20. Powers of the Chairman to moderate and organise the General Meeting

  Article 21. Voting on the proposed resolutions

  Article 22. Passing resolutions and announcing the results

  Article 23. Conclusion of the General Meeting

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

  Article 24. Extension

  Article 25. Suspension

TITLE VII. MINUTES OF THE GENERAL MEETING AND ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY IT

  Article 26. Minutes of the General Meeting

  Article 27. Announcement of the resolutions

TITLE I. INTRODUCTION

Article 1. Object and purpose.

The object of these Regulations is to establish the principles of organisation and operation of the General Shareholders' Meeting of "Telefonica, S.A." (hereinafter the Company), in order to enable the shareholders to exercise their relevant rights, all pursuant to the terms of the Act and the Articles of Association.

Article 2. Currency, interpretation and modification.

  These Regulations shall be applicable to the General Meetings of Shareholders of the Company that are called after its date of approval.

  2. The Regulations will be interpreted according to the legal and statutory regulations that are applicable and fundamentally according to their spirit and purpose.

  3. The Board of Directors may propose that the General Shareholders' Meeting amend these Regulations when, it its opinion, it is considered convenient or necessary. The proposal for amendment must be accompanied by a report to justify it.

  Article 3. Publication and registration.

  1. These Regulations, as well as their later amendments, shall be subject to notification to the National Stock Exchange Committee and later registration at the Business Registry of Madrid.

  The current text of these Regulations will be available to the shareholders at the Company registered office and on its web page (www.telefonica.es).

TITLE II. NATURE, COMPETENCE AND TYPES OF GENERAL MEETING

Article 4. Nature of the General Meeting.

The General Shareholders' Meeting is the supreme deciding body of the Company, through which it expresses the corporate will and articulates the right of the shareholders to intervene in decision making by the Company, in the matters of its competence.

Article 5. Competence of the General Meeting.

The General Shareholders' Meeting shall have the competence to deliberate and pass resolutions on all the matters that the corporate regulations and Articles of Association reserve for its decision and, in general, on all matters within its legal scope of competence that are submitted to it, at the instance of the Board of Directors and the actual shareholders, and in the manner foreseen by law and in the Articles of Association.

Article 6. Types of General Meetings.

1. The General Shareholders' Meeting may be ordinary or extraordinary.

2. The Ordinary General Shareholders' Meeting, previously called to that end, must meet within the first six months of each financial year to examine the company management, to approve, if appropriate, the accounts of the previous financial year and to resolve on application of the results. It may also pass resolutions on any other matter within the remit of the General Shareholders' Meeting, as long as this is on the agenda and the Meeting has been constituted with the capital attendance required by the Act or the Company Articles of Association.

3. All Meetings not foreseen in the preceding paragraph shall be considered extraordinary.

TITLE III. CALLING AND PREPARATION OF THE GENERAL MEETING

Article 7. Power and obligation to call.

  The General Shareholders' Meeting must be formally called by the Board of Directors of the Company, or by its Executive Committee, notwithstanding express delegation to that end that those bodies may make in favour of any of its members.

2. The Board of Directors, or the Executive Committee, may convene the General Shareholders' Meeting whenever it considers convenient or appropriate to the corporate interests and shall be obliged, in all cases, to call the Ordinary General Shareholders' Meeting within the first six months of each financial year, and to call the Extraordinary General Shareholders' Meeting whenever it is requested in writing by shareholders who own at least five per cent of the share capital, stating the matters to be discussed in their application. In that case, the calling of the General Shareholders' Meeting shall be made for it to be held within thirty days following the date on which notarial requirement to convene is received, and the agenda must include at least the matters that were the object of the application.

Article 8. Publication and announcement of the calling.

1. The General Shareholders' Meeting must be called by announcement in the Official Journal of the Business Registry and in at least one of the major newspapers published in the province where the Company registered office is located, with the legally established minimum notice before the date set for it to be held.

The calling of the General Meeting shall also be reported to the National Stock Exchange Committee and the Governing Bodies of the relevant markets.

Likewise, calling of the General Meeting shall be announced on the Company web page.

2. The announcements of calling must contain all the mentions required by the Act according to the cases and, in any case, shall state the place, day and time of the meeting at first calling and all the matters to be discussed at the Meeting (agenda). It may also state the place, day and time for the second session of the Meeting to convene, if appropriate.

Article 9. Information available for shareholders from publication of announcement of the calling.

  As of the date of publication of the announcement calling the General Shareholders' Meeting, the Company shall provide the shareholders the documents and information that must be provided to them by legal requirement or according to the Articles of Association, in relation to the different points on the agenda, and those documents and information shall be included on the Company web page as of that date. Notwithstanding this, the shareholders may obtain the documents and information, immediately and free of charge, at the Company registered office, as well as requesting it to send or deliver them free of charge, in the cases and on the terms legally established.

2. Likewise, as of the date of publication of the announcement calling the General Shareholders' Meeting, and in order to facilitate attendance at the General Meeting by shareholders, in addition to the documents and information required by law, the Company shall place all matters the Company considers convenient to the said ends on its web page, and for merely illustrative purposes, the following:

    The text of all the proposals of resolutions that are to be submitted to the General Meeting and which have been approved at that time by the Board of Directors, notwithstanding them being amended by that body up to the date of the Meeting, when legally possible.

    Information on the place where the General Meeting is to be held, describing, when appropriate, the means of access to the hall.

    Procedure to obtain attendance cards or certificate issued by the entities legally authorised to do so.

    Means and procedures to grant representation at the General Meeting.

    If established, means and procedures to vote by mail.

    Any other aspects of interest to monitor the meeting, such as the existence, or not, of means of simultaneous translation, foreseeable conference call of the General Meeting or information in other languages.

This information may be subject to changes at any time, in which case the relevant amendments or clarifications will be published on the Company web page.

3. The Company shall deliver the information and documentation referred to in section 1 and paragraph a) of section 2 above of this article to the National Stock Exchange Committee and other Governing Bodies of the appropriate Markets; it shall also provide that information and documentation to the depositary entity or entities of the programmes through which the Company is listed on certain foreign Markets.

Article 10. Right to information.

1. From the moment when the announcement convening the General Shareholders' Meeting is published, and until the seventh day before that foreseen to hold it at first calling, any shareholder may apply in writing to the Board of Directors to the Company for the information or clarifications he may consider necessary, or pose the questions deemed appropriate in writing, on the matters included in the Agenda of the Meeting published when its calling was announced, or concerning the information available to the public that the Company has provided the National Stock Exchange Committee since holding the immediately previous General Shareholders' Meeting.

The Board of Directors shall be obliged to provide the information or clarifications requested in writing, up to the day the General Meeting is held, as well as to reply in writing to the questions raised. The replies to the questions and requests for information submitted shall be sent through the Secretary to the Board of Directors by any of its members, or by any person expressly empowered by the Board of Directors for that purpose.

2. While the General Shareholders' Meeting is being held, the shareholders of the Company may verbally request the information or clarification they consider convenient concerning the matters included in the agenda and, if it is not possible to satisfy the shareholder's right at that moment, the Directors shall be obliged to provide that information in writing within seven days of conclusion of the Meeting.

3. The Directors shall be obliged to provide the information requested under the preceding two sections, except in cases in which, in the opinion of the Chairman, publicity of the information requested may be damaging to corporate interests.

Information shall not be refused when the application is backed by shareholders representing at least one quarter of the share capital.

Article 11. Suggestions made by the shareholders.

Notwithstanding the right of the shareholders, in the cases and on the terms legally foreseen, for inclusion of certain matters on the Agenda of the Meeting they have applied to have called, the shareholders may at all times and following accreditation of their identity as such, through the Shareholder's Office, make suggestions related to the organisation, operation and competences of the General Meeting.

TITLE IV. ORGANISATION AND CONSTITUTION OF

THE GENERAL MEETING

Article 12. Right to attend.

1. The General Shareholders' Meeting may be held by shareholders who own at least a number of shares requiring a minimum face value of 300 euros, as long as these are registered in their name on the relevant register of annotations to account five days prior to the date on which it is held, and they accredit by means of the relevant attendance card or nominative certificate issued by any of the entities participating in the body that manages that accounting register, or directly by the Company itself, or in any other manner admitted under current law. That card or certificate may be used by the shareholders as a document to grant representation for the Meeting concerned.

2. Shareholders who are not holders of the minimum number of shares required to attend may at all times delegate their representation, as indicated in the following article, upon a shareholder who is entitled to attend the Meeting, as well as form groups with other shareholders in the same situation, till they gather the necessary shares, and representation must be granted to one of them. The grouping must be carried out specifically for each Meeting and be recorded by any written means.

3. The Chairman may authorise attendance by any person deemed appropriate, although the Meeting may revoke that authorisation.

Article 13. Delegation and representation.

1. All shareholders who are entitled to attend the General Shareholders' Meeting May be represented at it by another person, even if not a shareholder. The representation must be granted specifically for each Meeting, either using the delegation formula printed on the attendance card, or in any other legally permitted way, except for what is set forth in article 108 of the Stock Company Act for cases of family representation and granting of general powers.

The documents recording delegation or representation at the General Shareholders' Meeting shall state the instructions concerning the sense of the vote, it being understood that, if no specific instructions are given, the representative will vote in favour of the resolution proposals put forward by the Board of Directors on the matters on the agenda.

If there are no voting instructions because the General Shareholders' Meeting is to resolve on matters that are not on the agenda and thus unknown on the date of the delegation, that may be submitted to ballot at the Meeting, the representative must cast the vote in the sense he deems most appropriate, according to the interest of the Company and party represented. The same shall apply when the relevant proposal or proposals submitted for decision by the Meeting are not formulated by the Board of Directors.

If the document of representation or delegation does not state the specific person or persons the shareholder grants representation to, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whoever may stand in for him to chair the General Meeting, or, indistinctly, in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the calling.

In cases in which a public request for representation is formulated, the Director who obtains it shall have the voting restriction applied to him that is established in article 114 of the Stock Market Act for cases of conflicts of interest.

The representation may always be revoked. Personal attendance at the General Meeting by the party represented shall be considered revocation.

2. Individual shareholders who do not have full capacity to act and corporate shareholders shall be represented by those who, by law, exercise their representation, duly accredited.

3. In any event, in cases of voluntary representation as well as those of legal representation, no more than one representative may be had at the Meeting.

4. The Chairman of the General Shareholders' Meeting, or by his delegation, the Secretary to same, shall resolve all doubts arising concerning the validity and effectiveness of the documents accrediting the right of any shareholder to attend the General Shareholders' Meeting individually or by grouping shares with other shareholders, as well as delegation or representation in favour of another person, ensuring that only documents that fail to meet the minimum essential requisites are considered invalid or ineffective, as long as those defects have not been corrected.

Article 14. Organisation of the General Meeting.

1. The General Shareholders' Meeting shall meet at the place stated in the calling, within the area where the Company has its registered office, on the day and at the time also stated in the calling.

2. In order to ensure correct exercise of the right to attend the General Shareholders' Meeting, as well as to guarantee the safety of those attending and due proceedings of the General Meeting, the access control system and surveillance and protection systems the Board of Directors considers adequate shall be established.

3. The sessions of the General Shareholders' Meeting may be held in one hall or several adjoining halls, or ones that are not adjoining, but located within the same building complex or compound, as long as the Board of Directors considers there are justified reasons for this. In such case, the audiovisual means shall be provided to allow interactivity and intercommunication between the halls in real time.

4. In order to encourage the widest diffusion of the proceedings of the General Shareholders' Meeting and the resolutions passed by it, access to the place where the Meeting is held may be provided for representatives of the media, as well as financial analysts and other duly accredited experts. To that same end, the Chairman of the Meeting may allow total or partial broadcasting or audiovisual recording of the General Meeting.

5. On entry to the premises where the General Shareholders' Meeting is held, the attendees shall be provided the full text of the proposed resolutions to be submitted for approval by the General Meeting, with the exception, as appropriate, of proposals that have been put forward immediately prior to the Meeting being held, that it has not been possible to deliver. The shareholders shall be informed of the latter during the Meeting and, in all cases, before the shareholders' turn to speak.

6. No photographic, video, recording or similar devices may be used in the hall or halls where the General Shareholders' Meeting is held, except to the extent allowed by the Chairman. Control mechanisms shall be set up at the place of access to the hall or halls to ensure fulfilment of that provision.

Article 15. Drawing up the Roll of Attendance.

1. In order to proceed to prepare the Roll of Attendance, admission of the delegations shall take place enough time in advance on the day set in the calling to hold the General Shareholders' Meeting, so the shareholders, or those who validly represent them, may deliver or send their respective delegations to the registered office of the Company and, if appropriate, the documents that accredit their representation, all notwithstanding the relevant control at the place and on the date foreseen to hold the General Meeting.

2. Likewise, at the place and on the date foreseen to hold the General Shareholders' Meeting, from the moment when the access doors are opened to the place where the Meeting is held, the shareholders attending the Meeting personally, or those validly representing them at it, must deliver their respective attendance cards and delegations to the staff in charge of registering shareholders, exhibiting the documents to accredit their identity and, if appropriate, representation and groups of shares.

3. The register of shareholders present and represented at the General Shareholders' Meeting may be taken by manual methods, or using optic reader systems or other technical means considered adequate.

4. In order that the General Shareholders' Meeting may begin at the time foreseen in the calling, the attendance card and delegation registration process shall end minutes before the time foreseen to begin the General Shareholders' Meeting; and, once that process has concluded and the existence of sufficient quorum to validly constitute the Meeting at first or second calling, as appropriate, has been verified, the Board presiding the General Meeting shall be formed and it may commence.

5. Once the General Shareholders' Meeting is validly constituted, and in order to complete recording of the Roll of Attendance, the attendance cards or delegations presented after constitution of the Board presiding and commencement of the session must be admitted, as long as these are presented before the shareholders' turn to speak begins.

The shareholders duly accredited, or their representatives, who have not presented their attendance cards before the turn to speak begins, may attend the meeting, but will not be included on the Roll of Attendance and will thus not be considered to have attended the Meeting.

6. Preparation of the Roll of Attendance and resolution of matters arising in relation to it is the remit of the Secretary to the Board, who shall exercise that competence by delegation by the Board presiding the Meeting, which may appoint two or more teller shareholders to aid the Secretary to draw up the Roll of Attendance.

At the end of the Roll of Attendance, the number of shareholders present or represented shall be determined, as well as the amount of capital they hold, specifying that of shareholders with voting rights.

7. The Roll of Attendance shall be included on magnetic media, that shall be kept in an envelope or sealed container, the cover of which shall bear the relevant identification proceedings signed by the Secretary to the General Shareholders' Meeting with the approval of the Chairman of same. The Minutes of the Meeting shall record the inclusion of the Roll of Attendance on computer media.

Article 16. Constitution of the General Meeting.

1. The ordinary or extraordinary General Shareholders' Meeting shall be constituted at first or second calling. The legal and statutory quorums to constitute the Meeting shall be required.

If, by the terms of the law or Articles of Association, a minimum percentage of the share capital is required for valid constitution of the ordinary or extraordinary General Shareholders' Meeting, or to validly pass certain resolutions, and that attendance is not achieved at the second calling according to the Roll of Attendance, the agenda of the General Shareholders' Meeting shall be limited to the rest of the points on same that do not require that specific minimum attendance of capital for valid constitution of the Meeting or to pass resolutions.

2. Absence of shareholders once the General Shareholders' Meeting is constituted shall not affect the validity of its constitution.

3. The members of the Board of Directors must attend the General Shareholders' Meeting, but should they fail to attend, this shall not affect the valid constitution of the Meeting.

Article 17. Board presiding the General Meeting. Chairman and Secretary of the General Meeting.

1. The Board presiding the General Shareholders' Meeting shall be formed by the Chairman and Secretary to the General Meeting, and by the members of the Board of Directors attending the meeting.

2. The General Shareholders' Meeting shall be chaired by the Chairman of the Board of Directors and, in his absence, by a Vice-Chairman of the same Board, in the relevant order if there are various, being replaced, in the event of vacancy, absence or illness, by the most senior Director appointed and, in the event of equal seniority, by the elder one. The acting Secretary shall be the Secretary to the Board of Directors and, failing that, a Vice-Secretary, in the relevant if there are various, being replaced, in the event of vacancy, absence or illness, by the least senior Director appointed and, in the event of equal seniority, by the youngest one.

If, once the General Shareholders' Meeting has commenced, the Chairman or Secretary of same has to leave it for any reason, his duties shall be undertaken by the relevant persons according to what is set forth in the preceding paragraph and the session of the Meeting shall continue.

3. When any circumstance arises due to which the Chairman of the Meeting considers it advisable, even while present at the meeting, he may temporarily entrust moderation of the debate to any member of the Board of Directors he considers fit, or the Secretary to the Meeting, who shall stand in for the Chairman.

4. The Chairman may have any expert he considers appropriate attend the Meeting to assist him.

TITLE V. PROCEEDINGS OF THE GENERAL MEETING

Article 18. Commencement of the meeting.

After having verified the existence of sufficient quorum for valid constitution of the Meeting, and once the Board presiding the General Shareholders' Meeting is formed, its proceedings shall commence. The Chairman, or by his delegation, the secretary, shall publicise the provisional data concerning the number of shareholders with voting rights present or represented in attendance at the meeting at that moment, the number of shares for one and the other and the percentage of capital they represent.

Then, considering that data, the Chairman shall declare the General Shareholders' Meeting validly constituted, at first or second calling, as appropriate, and then, if the presence of a Notary Public has been required, he shall take the floor to ask the attendees whether they have any reservations or complaints concerning the data stated and the valid constitution of the Meeting, so it may be duly recorded in the Minutes of same.

If the presence of a Notary Public has not been required, the references to him in this article shall be understood to refer to the Secretary to the General Shareholders' Meeting.

Article 19. Interventions.

1. Once the session has commenced, the Chairman shall invite the shareholders who wish to speak at the General Shareholders' Meeting to request information, or to deliver any other statement in relation to the points on the agenda, to make this known, after indicating, by means of their attendance card or relevant certificate, their identifying particulars and the number of shares they own or, if appropriate, represent.

2. Once the Board presiding the Meeting has the list of shareholders who wish to speak, and after the presentation by the Chairman of the Meeting, or the persons he may appoint for that purpose, of the relevant reports and, in any case, before voting on the matters included on the agenda, the Chairman shall grant the floor for the shareholders to speak. The shareholders will speak in the order in which they are called by the Board presiding.

Those speaking who so wish, may request that the full written text of their intervention be included in the Minutes of the Meeting, to which end they must deliver it to the Notary Public taking the minutes of the meeting at that time, or failing that, the Secretary or personnel aiding one or the other.

3. It is the remit of the Chairman, on the terms established by the Act, to provide the information or clarifications requested, although, when he sees fit due to the matter these concern, he may entrust this to the Chairman of any of the Committees of the Board, a member of the Board presiding, or any director, employee, expert or advisor to the Company. The Chairman may determine, in each case, according to the information or clarifications requested, whether the answer will be given individually or in groups by subjects, and what is set forth in article 10 of these Regulations must be taken into account.

Article 20. Powers of the Chairman to moderate and organise the General Meeting.

1. The Chairman of the General Shareholders' Meeting has the power to moderate and organise the proceedings of the Meeting, and must direct and maintain the debate within the limits of the agenda and conclude these when he considers each matter has been sufficiently discussed.

2. When performing his duties of moderation and organisation of the General Shareholders' Meeting, the Chairman, assisted by the Secretary, shall have the following powers, among others:

  To organise performance of interventions by shareholders on the terms foreseen in these Regulations.

  To grant the floor to the shareholders who so request, when deemed appropriate, being able to withdraw it when a specific matter is considered to have been sufficiently debated, or when the proceedings of the meeting are hindered, or when the matter is not included on the agenda.

  To resolve, when considered necessary, extension of the time initially available to the shareholders to speak, or when the high number of interventions requested, or any other circumstance, makes it advisable, to set the maximum length of each intervention, or to limit the time for shareholders to speak when the matter is considered to have been sufficiently debated, respecting the principle of equal treatment of intervening shareholders in all cases.

  To moderate interventions by the shareholders, being able to require them to clarify matters that have not been sufficiently explained, or that are according to the agenda and within the appropriate rules of politeness when speaking, calling shareholders to order when their interventions are manifestly obstructionist or aimed at hindering the normal proceedings of the Meeting, and being able to take the appropriate measures to guarantee the normal proceedings of the Meeting continue.

  To announce the result of the voting personally, or through the Secretary.

  To resolve matters that may arise during the proceedings of the General Shareholders' Meeting concerning interpretation and application of the rules established in these Regulations.

  In general, to exercise the powers, even of order and discipline, that are convenient for appropriate proceedings of the meeting.

Article 21. Voting on the proposed resolutions.

1. On conclusion, when appropriate, of the interventions by shareholders, and when the answers are provided as foreseen in these Regulations, voting on the relevant proposals of resolutions shall take place.

The voting process on each one of the proposed resolutions shall take place following the agenda foreseen in the calling and, if proposals are made on matters on which the Meeting may resolve without them being included on the agenda, these shall be submitted to voting after the relevant proposals on the agenda called, except if the Chairman decides otherwise.

2. Following complete or summarised reading by the Secretary, that may be waived when the text of the relevant proposal for resolution on the point of the agenda concern has been distributed among the shareholders at the beginning of the General Shareholders' Meeting, voting shall proceed firstly on the proposals of resolutions made in each case by the Board of Directors, and then, if appropriate, voting on those made by other proposers, following the order set for that purpose by the Chairman.

In all cases, when a proposal of resolution is approved, all others on the same matter that are incompatible with it shall automatically be withdrawn and thus not be submitted to voting, which shall be stated by the Chairman of the Meeting, or by the Secretary on delegation by the former.

3. The following telling system will be used to vote on the proposals of resolutions:

  In the case of voting on proposals of resolutions related to matters on the agenda, all shares attending the meeting, present or represented, according to the Roll of Attendance shall be considered votes in favour of the proposal submitted for voting, minus the votes of shares whose holders or representatives inform the tellers and other assistants of the Board presiding, or Notary Public if appropriate, by written communication or personal statement, of their vote against, in blank or their abstention.

  In the case of voting on proposals of resolutions concerning matters not included on the agenda, all shares attending the meeting, present or represented, according to the Roll of Attendance shall be considered votes against the proposal submitted for voting, minus the votes of shares whose holders or representatives inform the tellers and other assistants of the Board presiding, or Notary Public if appropriate, by written communication or personal statement, of their vote for, in blank or their abstention.

  For the purposes provided in paragraphs a) and b) above, for each one of the resolutions submitted for voting, the shares considered concurrent, present and represented at the meeting shall be all those recorded on the Roll of Attendance, minus the shares that, according to the laws in force, and according to the proposal for resolution submitted to voting, may not exercise the relevant voting right.

Whatever the system used to calculate the votes, checking by the Board presiding the Meeting or, exceptionally, in the case of that Board not having been formed, by the Secretary to the Meeting, of the existence of a sufficient number of votes in favour to attain the majority required in each case, will allow the Chairman to declare the relevant proposal of resolution to be approved.

4. According to the provisions of the Articles of Association, shareholders may delegate or exercise their right to vote on the relevant proposals of the agenda items by postal correspondence, electronic mail, or any other means of remote communication, as long as in such cases the Company has established accredited procedures to duly guarantee the identity of the individual exercising the right to vote and unequivocally record the identity and status (shareholder or representative) of the voters, of the number of shares which with he is voting and sense of the vote, or if appropriate, abstention.

The procedure or procedures that the Company may establish to such ends shall determine the requisites, terms and conditions to exercise delegation or the right to vote, and must be published in the announcement calling the General Meeting and on the Company web page.

Article 22. Passing resolutions and announcing the results.

1. The resolutions shall be passed by majority, that is, the proposals of resolutions shall be approved when the number of votes in favour of each proposal is greater than the number of votes against it (whatever the number of blank votes and abstentions), notwithstanding the increased voting quorums established in the Act and Articles of Association, and one must also take into account the limitation of the maximum number of votes that may be cast by each shareholder, as foreseen in article 21.2 of the Articles of Association.

2. When voting has taken place on the proposals on the terms foreseen in these Regulations, the Chairman personally, or through the Secretary, shall proclaim the results, stating whether each one has been approved or rejected.

Article 23. Conclusion of the Meeting.

Following voting on the proposals of resolutions and announcement of their approval or rejection, the General Shareholders' Meeting shall be concluded and the Chairman shall end the meeting.

TITLE VI. EXTENSION AND SUSPENSION OF THE GENERAL MEETING

Article 24. Extension.

At the proposal of the Chairman of the General Shareholders' Meeting, or at the request of shareholders representing at least one quarter of the share capital present or represented at the meeting, the General Shareholders' Meeting may agree to extend the session for one or more consecutive days. If the place where the successive sessions must be other than that of the first day due to organisational reasons, that venue shall be notified, if possible, when the extension is agreed; if not, it shall be notified as soon as determined, in an adequate means of information that shall be set in the resolution on extension.

Whatever the number of its sessions, the Meeting shall be considered a sole event, and sole Minutes shall be taken for all the sessions. Thus, in the successive sessions, it will not be necessary to reiterate fulfilment of the requisites foreseen in the Act, in the Articles of Association, or in these Regulations for its valid constitution.

Only shareholders included on the Roll of Attendance will be entitled to attend and vote at the successive sessions held due to extension of the General Shareholders' Meeting. The shares held by the shareholders included on that Roll of Attendance who leave, if appropriate, the subsequent sessions, shall not be deducted and shall continue to be telled for the purposes of calculating the majority required to pass resolutions. However, any shareholder who intends to leave the latter sessions may, if he considers it convenient, inform the tellers and other assistants to the Board presiding, or the Notary Public, if appropriate, of that intention and the sense of his vote on the proposals that are recorded on the agenda.

Article 25. Suspension.

1. Exceptionally, if situations arise that substantially affect the proper order of the meeting, or that temporarily prevent its normal proceedings, the Chairman, having consulted the Board presiding the General Meeting, may agree to suspend the session for the time required to re-establish the necessary conditions for it to continue.

In that case, the Chairman, also having consulted the Board presiding, may adopt the measures deemed appropriate to avoid repetition of circumstances that could again alter the proper order and proceedings of the meeting.

2. If, once the session reconvenes, the circumstances that gave rise to temporary suspension persist, the Chairman, having consulted the Board presiding, may propose that the attendees extend the General Shareholders' Meeting to the following day, as foreseen in the preceding article.

If the extension is not agreed, or it is not possible to agree for any reason, the Chairman of the Meeting, after consulting the Board presiding, may decide to definitively suspend the Meeting, or to continue it, proceeding directly to submit the proposals of resolutions on the agenda made by the Board of Directors or shareholders up to that moment for approval, as long as the following requisites are fulfilled:

  That any shareholder may have exercised his right to information since calling of the Meeting and the company has provided the relevant information and documentation according to the applicable legal and statutory provisions.

  That approval of all or some of the proposals on matters on the agenda is of notorious importance to the corporate interest, or that substantial damage may arise due to definitive suspension of the Meeting.

  That one may reasonably presume that the situation that had caused suspension of the Meeting would repeat itself on the meeting being reconvened.

When, according to the terms foreseen in this section, they proceed directly to voting on the proposals of resolutions, the shareholders present may apply to the Board presiding, or Notary Public if appropriate, or to the Directors in writing, for all information they may consider convenient concerning the matters on the agenda of the Meeting, and the Directors must attend to those requests in writing within seven days of that on which the Meeting ends, notwithstanding the limitations foreseen in article 10.3 of these Regulations.

TITLE VII. MINUTES OF THE GENERAL MEETNIG AND ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY IT

Article 26. Minutes of the Meeting.

1. The deliberations and resolutions by the General Shareholders' Meeting shall be recorded in the Minutes, that shall record at least all the particulars required by the applicable legal and statutory provisions.

2. The Minutes of the General Meeting may be drafted by its Secretary, being approved by the actual Meeting after it is held and, failing that, within the term of fifteen days, by the Chairman of the Meeting and two Interveners, one on behalf of the majority and the other for the minority, appointed by the Meeting as proposed by its Chairman. The Minutes approved in either of the two ways shall be executive as of the date of its approval. Once the Minutes are approved, they shall be signed by the Secretary to the Meeting with the approval of the Chairman and transcribed in the Minutes Book.

3. The Directors may require the presence of a Notary Public of their choice to take the Minutes of the Meeting, and they shall be obliged to do so in the cases when the applicable by-laws so require.

The Notarial Certificate shall be considered the Minutes of the Meeting and does not require its approval.

Article 27. Announcement of the resolutions.

1. Notwithstanding the means of publicity that may be legally required in each case, the shareholders may view the resolutions passed by the General Shareholders' Meeting on the Company web page, on which their full text shall be published as soon as possible after the Meeting ends.

2. Resolutions due registration shall be presented for registration at the Business Registry and will be published according to the applicable provisions.

3. The Company shall report the resolutions passed by the General Shareholders' Meeting to the National Stock Exchange Committee and the Governing Bodies of the relevant Markets, either literally, or by means of a summary of their content, as soon as possible after the Meeting ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 1st, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors